SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)

HealthTronics, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

42222L107

(CUSIP Number)

Argil J. Wheelock, M.D.

Non-executive Chairman of the Board

HealthTronics, Inc.

1301 S. Capital of Texas Highway, Suite B-200

Austin, Texas 78746

(512) 328-2892

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP NO. 42222L107	13D/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Argil J. Wheelock, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,664,364* 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 1,664,364* 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,664,364*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%**
14	TYPE OF REPORTING PERSON IN

*	Represents (i) 1,334,364 shares of HealthTronics common stock, and (ii) 330,000 shares of HealthTronics common stock issuable upon exercise of options. See discussion in Item 5 below.
**	See calculation under Item 5 below.

Item 1. Security and Issuer.

This statement relates to the common stock, no par value (“Common Stock”), of HealthTronics, Inc. (f/k/a HealthTronics Surgical Services, Inc.), a Georgia corporation (the “HealthTronics”). HealthTronics has its principal executive offices at 1301 S. Capital of Texas Highway, Suite B-200, Austin, Texas 78746.

Item 2. Identity and Background.

(a) - (c). This Amendment No. 1 to Schedule 13D is being filed by Argil J. Wheelock, M.D., as an individual (“Dr. Wheelock”). Dr. Wheelock’s business address is 1301 S. Capital of Texas Highway, Suite B-200, Austin, Texas 78746. Dr. Wheelock is the Non-executive Chairman of the Board of HealthTronics. HealthTronics provides various services in the urology and orthopaedics business. The primary component of HealthTronics’ urology business is lithotripsy, a non-invasive procedure for treating kidney stones. HealthTronics provides services related to the operation of lithotripters, including scheduling, staffing, training, quality assurance, maintenance, regulatory compliance and contracting with payors, hospitals and surgery centers. Also in the urology sector, HealthTronics provides transurethral microwave therapy, a non-invasive treatment for benign prostate disease, and cryosurgery, a non-invasive treatment for cancerous conditions of the prostate. In orthopaedics, HealthTronics provides non-invasive surgical solutions for a wide variety of orthopaedic conditions such as chronic plantar fasciitis and chronic lateral epicondylitis, more commonly known as heel pain and tennis elbow, respectively. HealthTronics also provides lithotripsy services, designs and manufactures trailers and coaches for transporting high technology medical devices and broadcast and communication equipment, and markets various medical tables and x-ray generators.

(d) - (e). During the last five years, Dr. Wheelock has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). Dr. Wheelock is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On November 10, 2004, HealthTronics completed the merger (the “Merger”) of Prime Medical Services, Inc. (“Prime”) with and into HealthTronics pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”), dated June 11, 2004, between HealthTronics and Prime. Upon the completion of the Merger (1) HealthTronics issued one share of Common Stock for each share of Prime common stock outstanding at the time of the Merger and (2) Dr. Wheelock entered into a Board Service and Release Agreement (the “Board Service Agreement”), dated as of November 10, 2004, between Dr. Wheelock and HealthTronics. The Board Service Agreement provides that in connection with the Merger, all of Dr. Wheelock’s options to purchase shares of HealthTronics Common Stock will be fully vested and exercisable upon execution of the Board Service Agreement. These options are described in response to Item 5 below.

(Page 3 of 5 Pages)

Item 4. Purpose of Transaction.

Not applicable.

Item 5. Interest in Securities of the Issuer.

(a) - (b). Reference is made to items 7, 9, 11 and 13 of the cover page of this Amendment No. 1 to Schedule 13D. Approximately 20,948,954 shares of HealthTronics Common Stock was issued to holders of Prime common stock on November 10, 2004 as consideration for the Merger. Approximately 33,248,478 shares of HealthTronics Common Stock was outstanding immediately following the Merger. After the Merger, Dr. Wheelock beneficially owned 1,664,364 shares of HealthTronics Common Stock represented by (i) 1,334,364 shares of HealthTronics Common Stock Dr. Wheelock held directly, and (ii) 330,000 shares of HealthTronics Common Stock issuable upon exercise of options. Dr. Wheelock’s beneficial ownership of HealthTronics Common Stock following the Merger was approximately 5.0%.

(c). Except as described herein, there have been no transactions in shares of HealthTronics Common Stock by Dr. Wheelock during the past sixty (60) days.

(d). Not applicable.

(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the matters set forth herein in response to Item 3 and Item 5 above, Dr. Wheelock is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of HealthTronics, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger dated as of June 11, 2004, by and among Prime Medical Services, Inc., and HealthTronics (f/k/a HealthTronics Surgical Services, Inc.) (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by HealthTronics on June 15, 2004).

Exhibit 2	Board Service and Release Agreement dated as of November 10, 2004 between Dr. Wheelock and HealthTronics (incorporated be reference to Exhibit 10.22 to HealthTronics’ Registration Statement on Form S-4 filed July 2, 2004, Reg. No. 333-117102).

Exhibit 3	Form of HealthTronics, Inc. Non-Statutory Employee Stock Option Agreement.

(Page 4 of 5 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2004	/s/ Argil J. Wheelock
Argil J. Wheelock, M.D.

(Page 5 of 5 Pages)